

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Yung-Peng Chang
Co-Chief Executive Officer
Semilux International Ltd.
4F., No. 32, Keya Rd., Daya Dist.
Central Taiwan Science Park
Taichung City 42881, Taiwan

> **Re: Semilux International Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed on December 29, 2023**
> **File No. 333-275857**

Dear Yung-Peng Chang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-4

Executive Compensation, page 218

1. Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023. Refer to Item 18(a)(7)(ii) of Form F-4.

<u>Exhibit 23.1</u>
<u>Consent of Enrome LLP, page II-2</u>

2.   We note that the consent from the auditors of Taiwan Color Optics, Inc. is more than 30 days old. Please have the auditor update the date of their consent.

Please contact Dale Welcome at 202-551-3865 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing